                      UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                      SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                   (Amendment No. 11)


                    SunAmerica Inc.
                    (Name of Issuer)


                     Common Stock
                ------------------------------
                (Title of Class of Securities)


                      866 930 10 0
                     --------------
                     (CUSIP Number)


                      Cindy Quane
              1999 Avenue of the Stars, Suite 3170
                 Los Angeles, CA 90067
                     (310) 843-3680
       --------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)


                   November 26, 1996
        -------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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                      Schedule 13D

CUSIP No. 866 930 10 0

1. Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons: Eli Broad
                        ###-##-####

2.   Check Appropriate Box if a member of a group:     (a) / /

                                                       (b) / /

3.   SEC use only:

4.   Source of funds:  OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): / /

6.   Citizenship or place of organization:  U.S.A.

7.   Sole voting power:  14,986,314

8.   Shared voting power:  65,136

9.   Sole dispositive power:  14,270,442

10.  Shared dispositive power: 65,136

11.  Aggregate amount beneficially owned by each reporting person:

          15,090,450

     Of these shares, 5,930,156 are held in the form of Common
     Stock, and 9,160,294 are held in the form of Nontransferable
     Class B Stock, which is convertible at any time into Common
     Stock ("Class B Stock").

12.  Check box if the aggregate amount in Row (11) excludes certain shares:
     / /

13.  Percent of Class represented by amount in Row (11):

     Common Stock (assuming exercise of stock options and
                      conversion of Class B stock)  12.2%
     Class B Stock  84.4%

14.  Type of reporting person:  IN


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
                     SCHEDULE 13 D

                    AMENDMENT NO. 11

                     SUNAMERICA INC.

        This Amendment is filed on behalf of Eli Broad (the "Reporting Person").

        The undersigned hereby amends Amendment No. 10 to Schedule 13D filed on June 27, 1996 (as amended, "Schedule 13D"), relating to the Common Stock ($1.00 par value) of SunAmerica Inc. in the respects hereinafter set forth. Unless otherwise indicated in this Amendment, all terms referred to herein shall have the same meanings as used or defined in the Schedule 13D.


ITEM 1 -  Security and Issuer

          Common Stock $1.00 par value of SunAmerica Inc., 1 SunAmerica Center, Los Angeles, California 90067-6022.

ITEM 2 -  Identity and Background

          (a)  Name:   Eli Broad

          (b) Business Address: 1 SunAmerica Center, Los Angeles, California 90067-6022

          (c) Principal Employment: Chairman of the Board, Chief Executive Officer and President, SunAmerica Inc., 1 SunAmerica Center, Los Angeles, California 90067-
               6022

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  U.S.A.

ITEM 3 -  Source and Amount of Funds or Other Consideration.

          Since the date of the last filing by the Reporting Person, the Reporting Person, pursuant to the Issuer's employee benefit plans, has acquired 246,744 restricted shares on November 7, 1996 and 740,232 stock options, which are immediately exerciseable, on October 14, 1996. This report also reflects a 2-for-1 stock split of the issued and outstanding Common Stock of the Issuer paid August 30, 1996, to holders of record at the close of business on August 21, 1996.






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

ITEM 4 -  Purpose of Transaction.


          Effective November 26, 1996, the Reporting Person resigned as
Trustee of the Donald and Glorya Kaufman 1980 Children's Trust (the "Trust"), of which the Reporting Person exercised sole voting and dispositive powers over the 1,391,176 shares of the Issuer's Common Stock held by the Trust. As of the close of business on November 26, 1996, the Trust held approximately 1.23% of the outstanding shares of the Issuer's Common Stock.

          The Reporting Person may, subject to market and other conditions, purchase additional shares of the Issuer, dispose of some or all of his shares, or consider the possibility of any such plan or proposal from time to time in amounts not yet determined. The Reporting Person does not have any plans or proposals with respect to the matters set forth in (a) through (j) of
Item 4 of Schedule 13D.


ITEM 5 -  Interest in Securities of the Issuer.

          (a) The Reporting Person beneficially owns 15,090,450 shares of Common Stock and Class B Stock, which is approximately 12.2% of the outstanding shares (based upon 123,281,356 shares of Common Stock outstanding as of November 26, 1996, which amount assumes conversion of Reporting Person's 9,160,294 Class B stock, which shares are convertible at any time to Common Stock on a share for share basis, and exercise of 3,605,700 stock options granted under the Issuer's employee stock plans which are or which will be exercisable within sixty (60) days). Of the 15,090,450 shares, 5,930,156 are Common Stock of which 1,467,518 shares are directly owned by the Reporting person; 715,872 shares represent restricted shares granted under the Issuer's employee stock plans as to which the Reporting Person has voting, but no dispositive power; 75,846 shares are registered in the name of a corporation, of which 100% is owned directly and indirectly by the Reporting Person and of which the Reporting Person is a director and has sole voting and dispositive powers; 65,136 shares are held by The Eli and Edythe Broad Foundation of which the Reporting Person is director and as to which he has shared voting and dispositive powers with two other directors; 3,605,700 shares represent stock options granted under the Issuer's employee stock plans which are or which will be exercisable within sixty (60) days and as to which the Reporting Person has


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               no voting or dispositive power until exercised; 84
               shares, acquired under the SunAmerica 401(k) plan and purchased by company contributions, to which the Reporting Person has sole voting and dispositive power; and 9,160,294 shares are of Class B Stock, which is approximately 84.4% of the outstanding shares (based upon 10,848,468 shares of Class B Stock outstanding as of November 26, 1996), of which 8,456,140 shares are held directly by the Reporting Person; and 704,154 shares are registered in the name of a corporation, of which 100% is owned directly and indirectly by the Reporting Person and of which he is a director and has sole voting and dispositive powers.

          (b) Of the aggregate 15,090,450 shares of Common Stock and Class B Stock, the Reporting Person has sole voting power over 14,986,314 shares of Common Stock and Class B Stock, and sole dispositive power over 14,270,442 shares. The Reporting Person has no dispositive power over 715,872 shares which represent restricted shares granted under the Issuer's employee stock plans. The Reporting Person shares voting and dispositive powers with two other directors over 65,136 shares of Common Stock held by The Eli and Edythe Broad Foundation. The following information is supplied as to those two other directors:


               (i)   Leroy Golman              (i)   Richard D. Rohr

               (ii)  540 Warner Avenue         (ii)  100 Renaissance Ctr.
                     Los Angeles, California              34th Floor
                     90024                           Detroit, Michigan
                                                     48243

               (iii) Consultant                (iii) Attorney-at-Law,
                                                     Partner
                                                     Bodman, Longley &                                                 Dahling

               (iv)  None                      (iv)  None

               (v)   None                      (v)   None

               (vi)  U.S.A.                    (vi)  U.S.A.

          (c)  Refer to Item 3 for description of the Reporting
               Person's transaction in the securities reported.





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          (d)  The corporation referred to in Paragraph (b) of Item
               5 above has the right to receive or the power to direct the receipts of dividends from, and the proceeds from the sale of, such shares of the Issuer owned by it. The Foundation described in Paragraph
               (b) of Item 5 above has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 65,136 shares of the Issuer owned by the Foundation.

          (e)  Not applicable.


ITEM 6 - Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

          Under that certain Resignation as Trustee, the Reporting Person resigned as Trustee of the Donald B. Kaufman and Glorya Kaufman 1980 Children's Trust on November 26, 1996.

          The Reporting Person has the right to purchase 3,605,700 shares of Common Stock within sixty (60) days from this filing and also has been granted 715,872 restricted shares under the Issuer's employee stock plans. Unless or until such options are exercised, the Reporting Person does not have voting or dispositive powers with respect to such option shares. With respect to the restricted shares, the Reporting Person has voting, but no dispositive power until such time as the restrictions thereon lapse.

ITEM 7 -  Material to be Filed as Exhibits.

          None.






                       SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              /s/ ELI BROAD
                              ---------------------------
                              Eli Broad


Dated: December 10, 1996










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